December 3, 2024

William Heard
Manager
Heard Capital LLC
3 Garret Mountain Plaza, Suite 401
Woodland Park, NJ 07424

       Re: Heard Capital LLC
           Anterix Inc.
           Schedule 13D Filed by Heard Capital LLC et al.
           Filed July 29, 2024
           File No. 005-88631
Dear William Heard:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D Filed July 29, 2024
General

1. We note the date of the event reported as requiring the filing of the Statement was
       May 28, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule
       13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired.
       Based on the May 28, 2024 event date, the Schedule 13D submitted on July 29, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
2. Unlike the above-captioned Schedule 13D, we noticed that the Schedule 13G filed on
       February 13, 2023 by Heard Capital LLC did not include Heard Investment Manager
       LLC, the William E. Heard Declaration of Trust, or William Heard as reporting persons. Based on the disclosure provided in the referenced Schedule 13D, however,
 December 3, 2024
Page 2

       it appears that those newly identified reporting persons already had beneficial ownership over the securities earlier reported in the associated
Schedule 13G as of
       the date of the event reported as requiring the filing of that Schedule 13G. Please advise us why those reporting persons were not included in that Schedule 13G.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Nicholas Panos at
202-551-3266.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions